EX 99.28(d)(201)

Amendment
to
Investment Sub-Advisory Agreement
Between
Jackson National Asset Management, LLC
and
T. Rowe Price Associates, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and T. Rowe Price Associates, Inc., a Maryland corporation and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement dated as of January 31, 2001 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser sub-advisory fees as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fees as full compensation under the Agreement for such services and expenses.

Whereas, the Adviser and the Sub-Adviser have agreed to add a footnote to the JNL/T. Rowe Price Mid-Cap Growth Fund, as set forth on Schedule B to the Agreement.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 29, 2011, attached hereto.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of December 13, 2010, effective as of April 29, 2011.

Jackson National Asset Management, LLC	T. Rowe Price Associates, Inc.
By: /s/ Mark D. Nerud	By: /s/ Fran Pollack-Matz
Name: Mark D. Nerud	Name: Frank Pollack-Matz
Title: President and CEO	Title: Vice President & Sr. Counsel

Schedule B
Dated April 29, 2011
(Compensation)

JNL/T. Rowe Price Established Growth Fund* JNL/T. Rowe Price Value Fund*
Average Daily Net Assets	Annual Rate

Assets up to $1 billion:
$0 to $250 million	0.40%
$250 to $500 million	0.375%
$500 million to $1 billion	0.35%
When assets exceed $1 billion:
On the first $1 billion	0.35%
Amounts over $1 billion	0.325%

*For both the JNL/T. Rowe Price Established Growth Fund and the JNL/T. Rowe Price Value Fund, the Sub-Adviser will provide the Adviser a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat fee once assets exceed $1 billion.  The credit will apply at asset levels between approximately $946 million and $1 billion.

To accommodate circumstances where a Fund’s assets fall beneath $1 billion and to prevent a decline in a Fund’s assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule.  The credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $1 billion, when the flat fee would be triggered, or (b) fall below a threshold of approximately $946 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by prorating the difference between the tiered fee schedule and the flat fee schedule over the difference between $1 billion and the current portfolio size for billing purposes.  The credit would approach $187,500 annually when a Fund’s assets were close to $1 billion and fall to zero at approximately $946 million.

The transitional credit is determined as follows:

Average Daily Fund Assets - $946,428,571                                                                        x           $187,500
$53,571,428

JNL/T. Rowe Price Mid-Cap Growth Fund**
Average Daily Net Assets	Annual Rate

$0 to $20 million	0.60%
$20 to $50 million	0.50%
$50 to $200 million	0.50%
Amounts over $200 Million	0.50%***

**Fees will be paid based on assets invested in the actively managed portion of the Fund managed by T. Rowe Price, not including assets from the mid-cap growth index strategy portion of the Fund managed by Mellon Capital Management Corporation.

***When net assets exceed $200 million, the annual rate asterisked is applicable to all the amounts in the JNL/T. Rowe Price Mid-Cap Growth Fund.

JNL/T. Rowe Price Short-Term Bond Fund
Average Daily Net Assets	Annual Rate
Greater or equal to $100 million:
$0 to $100 million	0.20%****
$100 to $250 million	0.175%
$250 to $500 million	0.125%
Amounts over $500 Million	0.10%
Less than $100 million:
$0 to $50 million	0.30%
Amounts over $50 million	0.25%

**** For net assets less than $100 million, the Sub-Adviser fees will be .30% on net assets up to $50 million and 0.25% on net assets greater than $50 million. The Sub-Adviser fee will reset to .20% on net assets from $0 to $100 million, once assets reach $100 million.  The Sub-Adviser will provide the Adviser a transitional fee credit to eliminate any discontinuity between the tiered fee schedule and the fee schedule that takes effect once assets exceed $100 million. The credit will apply at an asset range between approximately $70 million and $100 million.  The transitional credit will only apply when asset levels decrease due to market depreciation and not when asset levels decrease due to redemption activity.